UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October, 2010

Commission file number 0-30070

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 70151• ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  __

On October 20, 2010, AudioCodes Ltd. (the “Registrant”) published in newspapers in Israel a notice that it will hold its Annual General Meeting of Shareholders on November 23, 2010.  The Registrant will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the record date for the meeting.  A translation into English of the original notice, which was published in Hebrew, is attached hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1.	Translation into English of original notice, published in Hebrew, of the Annual General Meeting of Shareholders of the Registrant.

The information set forth in the first paragraph above and the translation attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-105473; (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-144825; (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-144823; and (vii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-160330.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:  /s/ Guy Avidan

Guy Avidan
Chief Financial Officer

Dated: October 20, 2010

EXHIBIT INDEX

Exhibit No.	Description

1	Translation into English of original notice, published in Hebrew, of the Annual General Meeting of Shareholders of the Registrant.